Cancer Genetics, Inc.

201 Route 17 North 2nd Floor

Rutherford, NJ 07070

February 13, 2013

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Erin R. Wilson

Re:	Cancer Genetics, Inc. Registration Statement on Form S-1 (File No. 333-178836)

Dear Ms. Wilson:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cancer Genetics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:30 p.m., Eastern Standard Time, on February 14, 2013, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Alan Wovsaniker of Lowenstein Sandler LLP at (973) 597-2564 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

CANCER GENETICS, INC.

By:	/s/ Panna L. Sharma
Name:	Panna L. Sharma
Title:	Chief Executive Officer

AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

February 13, 2013

VIA EDGAR AND TELECOPY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cancer Genetics, Inc. (the “Company”)
File No. 333-178836
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30 p.m., Washington D.C. time, on Thursday, February 14, 2013, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 22, 2013, as amended February 13, 2013

(ii)	Dates of distribution: January 22, 2013 through February 14, 2013

(iii)	Number of prospective underwriters and broker-dealers to whom the preliminary prospectus was furnished:

•	Underwriters: 2

•	Broker-dealers: 6

(iv)	Number of prospectuses so distributed: 1,895

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna
Name:	Kevin C. McKenna
Title:	Chief Compliance Officer